                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F. [X]            Form 40-F.[ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes . [ ]                 No.[X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

      China Southern Airlines Company Limited (the "Company") on November 15, 2004 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the very substantial acquisition and connected transactions of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                 [CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO]
                              [CHINESE CHARACTERS]
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
      (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

             VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS

SUMMARY

THE SALE AND PURCHASE AGREEMENT

The Directors are pleased to announce that on 12 November, 2004, the Sale and Purchase Agreement was entered into by the Company as the purchaser and CSAHC, Northern Airlines and Xinjiang Airlines as the vendors, whereby the Company will acquire the Business and Assets and assume the Debts from the Vendors.

CSAHC is the controlling shareholder of the Company holding approximately 50.30% equity interest in the Company as of the Latest Practicable Date. Both Northern Airlines and Xinjiang Airlines are wholly owned subsidiaries of CSAHC, and are engaged in the civil aviation business. The Business and Assets to be acquired consist of certain Airline Operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. The Debts to be assumed consist of all indebtedness in the aggregate sum of RMB15,090,109,000 owed by Xinjiang Airlines Group or Northern Airlines Group in connection with their civil aviation business.

CONSIDERATION FOR THE SALE AND PURCHASE AGREEMENT

The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed under the Sale and Purchase Agreement are set at RMB16,912,244,600 and RMB15,090,109,000 respectively. These amounts are arrived at after arm's length negotiations between the Vendors and the Company, with reference to the valuation of the Business and Assets, and Debts set out in the Zhong Qi Hua Valuation Reports.

The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed by the Company will be subject to adjustment and finalisation based on the book value of the Business and Assets, and of the Debts as of the Effective Date, as determined in the financial statements of the Business and Assets of the Target Group prepared under the PRC Accounting Rules and Regulations and audited by KPMG Huazhen. A portion of the final adjusted consideration of the Acquisition will be settled by way of assumption of the final adjusted Debts, with the remaining balance to be payable by the Company to the bank account designated by the Vendors in cash.

The Company shall make repayments of the Debts directly to the creditors of such Debts in accordance with the terms and conditions of the relevant agreements between the Vendors and the creditors in relation to the Debts.

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS

The Acquisition constitutes a very substantial acquisition of the Company under the Listing Rules. Since CSAHC is the direct controlling shareholder of the Company, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules and is therefore subject to the approval by the Independent Shareholders at the EGM. CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Sale and Purchase Agreement and the Acquisition which will be conducted by poll.

REASONS FOR AND BENEFITS OF THE ACQUISITION

The Directors believe that the Acquisition represents an attractive opportunity for the Company to consolidate its strong market position and improve its financial performance. Both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions. The Acquisition will bring various commercial benefits to the Company in terms of broadening its flight service network, increasing its fleet size and transportation capacity, reducing its costs and boosting its overall efficiency, ultimately strengthening the Listed Group's position as one of China's largest airlines and enhancing value for its investors. The Board, including the independent non-executive Directors, believes that the terms of the Sale and Purchase Agreement and the Acquisition are fair and reasonable and are in the interests of the Listed Group and its shareholders as a whole.

FINANCIAL EFFECT OF THE ACQUISITION

Based on the pro forma financial information of the Combined Group outlined in Appendix V of the circular to be dispatched by the Company to its shareholders, assuming that the Acquisition had taken place on 30 June, 2004, there would not be any impact on the net assets of the Listed Group following the Acquisition as of 30 June, 2004. On the same basis, the total assets of the Listed Group would increase by 35%, or RMB15,179 million, which would be offset by an increase of RMB15,083 million in liabilities and RMB96 million in minority interest.

Based on the pro forma financial information of the Combined Group outlined in Appendix V of the circular to be dispatched by the Company to its shareholders, assuming that the Acquisition had taken place on 1 January, 2004, net profit of the Listed Group for the first six months ended 30 June, 2004, would increase by 36%, or RMB95 million to RMB361 million following the Acquisition. On the same basis, basic earnings per share would increase from RMB0.06 to RMB0.08, representing an accretion of 33%.

ON-GOING CONNECTED TRANSACTIONS

Certain transactions will be entered into between the Company and connected persons of the Company within the meaning of the Listing Rules, which will constitute On-going Connected Transactions of the Company under the Listing Rules upon completion of the Acquisition. Further details of such transactions are set out in section 2 of this announcement. The Board, including the independent non-executive Directors, considers the On-going Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

Each percentage ratio (other than the profits ratio) for (i) the Lease Agreements and (ii) the Catering Agreement is on an annual basis less than 2.5% and therefore each of them falls under continuing connected transactions exempt from the Independent Shareholders' approval requirement. Pursuant to the relevant rules and regulations of the PRC, however, each of the Lease Agreement 1, Lease Agreement 2, Lease Agreement 3 and Catering Agreement is conditional upon approval by the Independent Shareholders.

FINANCIAL SERVICES AGREEMENT

The Company and the Finance Company entered into the Financial Services Agreement on 12 November, 2004. The Provision of Deposit Service constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting, announcement and the independent shareholders' approval requirements. The first financial services agreement, first signed on 22 May, 1997 for a term of three years, was extended for six years in 2000 to 22 May, 2006. The Stock Exchange is looking into the matter of whether the Company had complied with the requirements of the Listing Rules during the extended period of the first financial services agreement and the Company will publish further announcement in this respect. Further details of the Financial Services Agreement are set out in section 3 of this announcement. The Board, including the independent non-executive Directors, believes that the terms of the Financial Services Agreement and the Provision of Deposit Service to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

INDEPENDENT SHAREHOLDERS' APPROVAL AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee has been formed to advise the Independent Shareholders with respect to the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder.

DISPATCH OF SHAREHOLDERS' CIRCULAR AND CLOSURE OF THE REGISTER OF MEMBERS

A circular containing, amongst other things, details of the terms of the Sale and Purchase Agreement, the On-going Connected Transactions, the Financial Services Agreement, letters from the Independent Board Committee and from ICEA, further financial and other information of Northern Airlines Group and Xinjiang Airlines Group and a notice to shareholders of the Company convening an EGM to approve, amongst other things, the Sale and Purchase Agreement, the Financial Services Agreement, the resignation of a director of the Company and the election of a new director of the Company will be dispatched to the shareholders of the Company as soon as practicable.

This announcement has also been previously published on 13 November, 2004, where under the paragraph "Consideration and payment terms" of Section 1(a) "The sale and purchase agreement", the remaining balance payable by the Company in cash to the bank account designated by the Vendors, on the assumption that the Acquisition had taken place on 30 June, 2004 was mistakenly stated as RMB897 million due to inadvertent printing mistake, instead of the correct figure of RMB1,897 million which is stated herein.

The register of members of the Company will be closed from 1 December, 2004 to 30 December, 2004 (both days inclusive).

1.    THE ACQUISITION

      (a)   THE SALE AND PURCHASE AGREEMENT

            On 12 November, 2004, a Sale and Purchase Agreement was entered into by the Company as the purchaser and CSAHC, Northern Airlines and Xinjiang Airlines as the vendors for the purpose of acquiring the Business and Assets by the Company from the Vendors. The principal business activity of each of the Company, Northern Airlines and Xinjiang Airlines is that of civil aviation. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies. CSAHC is the controlling shareholder of the Company holding approximately 50.30% equity interest in the Company as of the Latest Practicable Date. Both Northern Airlines and Xinjiang Airlines are wholly owned subsidiaries of CSAHC.

            The Company has agreed, subject to certain conditions, to acquire from the Vendors the Business and Assets and to assume the Debts. The Business and Assets consist of certain Airline Operations, assets and properties of Northern Airlines Group and Xinjiang Airlines Group, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets. The Debts consist of all indebtedness and operating liabilities in the aggregate sum of RMB15,090,109,000 owed by Xinjiang Airlines Group or Northern Airlines Group in connection with their civil aviation business.

            Conditions precedent

            The Sale and Purchase Agreement is subject to the following conditions precedent:

            (a) the Vendors obtaining all approvals of the Sale and Purchase Agreement by the working meeting of the president of CSAHC and the SASAC; and

            (b) the Independent Shareholders approving the Sale and Purchase Agreement and the transactions contemplated thereunder.

            Consideration and payment terms

            The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed under the Sale and Purchase Agreement are set at RMB16,912,244,600 and RMB15,090,109,000 respectively. These amounts are arrived at after arm's length negotiations between the Vendors and the Company, with reference to the valuation of the Business and Assets, and Debts set out in the Zhong Qi Hua Valuation Reports. The Zhong Qi Hua Valuation Reports value the Business and Assets, Debts and net asset value of the Target Group at RMB16,912,244,600, RMB15,090,109,000 and RMB1,822,135,600
            respectively as of 31 December, 2003.

            The provisional amount of the consideration of the Acquisition, and of the Debts to be assumed by the Company will be subject to adjustment and finalisation based on the book value of the Business and Assets, and of the Debts as of the Effective Date, as determined in the financial statements of the Business and Assets of the Target Group prepared under the PRC Accounting Rules and Regulations and audited by KPMG Huazhen. A portion of the final adjusted consideration of the Acquisition will be settled by way of assumption of the final adjusted Debts, with the remaining balance to be payable by the Company to the bank account designated by the Vendors in cash. On the assumption that the Acquisition had taken place on 30 June, 2004, and based on the financial statements of the Business and Assets of the Target Group prepared under the PRC Accounting Rules and Regulations and audited by KPMG Huazhen on the same date, the remaining balance payable by the Company in cash to the bank account designated by the Vendors on that date would have been RMB1,897 million (this announcement has also been previously published on 13 November, 2004, where this figure was mistakenly stated as RMB897 million due to inadvertent printing mistake. The figure of RMB1,897 million stated herein is the correct figure and replaces the mistaken figure of RMB897 million).

            The Company shall make repayments of the Debts directly to the creditors of such Debts in accordance with the terms and conditions of the relevant agreements between the Vendors and the creditors in relation to the Debts.

            Funding

            The Company will finance the Acquisition and the assumption of the Debts through its internal resources, and short term U.S. dollar commercial loans from commercial banks amounting to RMB1,000 million. Such commercial banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. The Company will make use of its unutilised banking facilities to draw down the required commercial loans.

            Transition period

            The terms of the Sale and Purchase Agreement provide for a transition period commencing from 31 December, 2003 and ending on the Effective Date, during which if a material change occurs such that any of the Business and Assets is damaged, lost, or the ownership of which no longer belongs to the Vendors, the Vendors shall give notice to the Company immediately. The Vendors must obtain the prior consent of the Company before disposing of any Business and Assets during the transition period.

            All profits and losses arising from the Business and Assets during the transition period belong to the Vendors. All profits and losses from the Effective Date thereon shall belong to the Company.

            Delivery terms and ownership

            The Vendors shall deliver all the Business and Assets, together with all documents evidencing or constituting ownership of such Business and Assets, to the Company within five days of the Effective Date.

      (b)   REASONS FOR AND BENEFITS OF THE ACQUISITION

            The Directors believe that the Acquisition represents an attractive opportunity for the Company to consolidate its strong market position and improve its financial performance. Both Northern Airlines and Xinjiang Airlines are leading airlines in their respective operating regions. The Acquisition will bring various commercial benefits to the Company in terms of broadening its flight service network, increasing its fleet size and transportation capacity, reducing costs and boosting its overall efficiency, ultimately strengthening the Listed Group's position as one of China's largest airlines and enhancing value for its investors.

            (1)   Broaden flight network

                  (a) The Listed Group is headquartered in Guangzhou with 12 operational bases in central and southern China, offering regular flights on 248 domestic routes to over 69 cities in China, 18 routes to Hong Kong, and 45 international routes to 24 cities in east and Southeast Asia, Australia, North America and Europe, as of 30 June, 2004. However, due to the lack of operational bases, the Company is only capable of offering very limited flight services in Northern China and Northwestern China.

                  (b) Northern Airlines Group is headquartered in Shenyang with operational bases in Dalian, Changchun and Harbin. Northern Airlines Group's operating region is predominantly in northeastern China. It is also the dominant Chinese airline serving flight routes to Korea and Japan due to the proximity of its operating region to those countries.

                  (c) Xinjiang Airlines Group is headquartered in Urumqi, with operational bases and operating region in the Xinjiang autonomous region. It also commands a strong market position on domestic routes between Xinjiang and other parts of China, and on international routes to Russia, Middle East and West Asia.

                  As the flight networks of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group are disparate and complementary to each other, the Acquisition will significantly broaden the Company's flight network. After the Acquisition, the Company will have a strong presence in additional key markets in the Western and Northeastern parts of China, enabling it to provide more comprehensive civil aviation service to customers.

                  The Directors believe that the Acquisition provides significant growth potential for the Listed Group, particularly in light of the "Go West" and "Redevelop the Northeast" campaigns initiated by the PRC government. The Directors also believe that the huge investment made by the PRC government in Western and Northeastern China will lead to rapid economic growth in those regions over the next decade or more, which, in turn, will result in rapid increase in air traffic volume to and from those regions.

                  In addition, the Acquisition will also significantly enhance the Company's international air transportation business. The Company will be able to offer flight services between its bases in Southern, Northeastern and Northwestern China and other international cities in North America, Southeast Asia, North Asia, the Middle East as well as Europe.

            (2)   Increase fleet size and transportation capacity

                  The Acquisition will substantially increase the fleet size of the Listed Group. As of 30 June, 2004, the Listed Group owned and operated a fleet of 139 medium and large size commercial passenger and cargo aircraft. The Acquisition will bring in 75 commercial aircraft from Northern Airlines Group and Xinjiang Airlines Group thereby increasing the Listed Group's fleet size by 54% to 214 commercial aircraft. The increased economies of scale will contribute to greater transportation capacity, higher operating efficiency, lower operating and maintenance cost, more flexible flight scheduling, greater bargaining power in aircraft acquisitions, better financing terms for purchases and improved aircraft allocation for the flight routes.

                  The tables below set out fleet and selected operating data of the Target Group and the Listed Group individually, and on a combined basis, for the year 2003 and the first half of 2004:

                  FIRST SIX MONTHS OF 2004

                                          NORTHERN  XINJIANG
                                LISTED    AIRLINES  AIRLINES
                                GROUP      GROUP     GROUP      COMBINED
Number of aircraft(1)              139        55        20          214
Passenger capacity
  (ASK) (million)               25,928     7,693     3,722       37,343
Passenger traffic
  (RPK) (million)               17,242     5,190     2,416       24,848
Passenger volume (thousand)     13,315     3,621     1,264       18,200
Cargo and mail carried
  (thousand tonne)                 267        55        12          334

(1 )As of 30 June, 2004 including owned and leased (on both finance and operating lease basis) aircraft

2003

                                          NORTHERN  XINJIANG
                                LISTED    AIRLINES  AIRLINES
                                GROUP      GROUP     GROUP     COMBINED
Number of aircraft(1)              132        50        20        202
Passenger capacity
  (ASK) (million)               40,867    13,940     6,297     61,104
Passenger traffic
  (RPK) (million)               26,387     9,147     4,092     39,626
Passenger volume (thousand)     20,470     6,474     2,148     29,092
Cargo and mail carried
  (thousand tonne)                 464       111        21        596

(1)As of 31 December, 2003 including owned and leased (on both finance and operating lease basis) aircraft

            (3)   Minimize route overlap and optimize flight schedules

                  The Directors believe that the Acquisition will yield significant benefits to the Listed Group through optimization of flight routes and schedules.

                  Most of the major flight routes in the PRC are served by more than one airline, and therefore the competition on most major flight routes is intense. Although offering discounts on air ticket prices is still regulated by the CAAC, many PRC airlines rely heavily on such measures to attract passengers. As a result, the Listed Group faces significant pressure on air ticket prices.

                  Prior to the Acquisition, the routes that the Listed Group shares with Northern Airlines Group and Xinjiang Airlines Group account for approximately 8.2% of the Listed Group's total routes. After the Acquisition, the Listed Group will become the sole or main operator on many of such shared flight routes. This reduction in market segmentation will allow the Listed Group to gain advantageous air ticket pricing power and improve its financial performance.

                  Moreover, the Listed Group could reduce the number of flights on those shared routes without sacrificing sufficient coverage and service quality. The Listed Group will then have additional capacity to support other more profitable flight routes and thus generate additional revenue.

            (4)   Enhance air ticket sales network and reduce overhead

                  Northern Airlines Group, Xinjiang Airlines Group and the Listed Group each maintains an extensive air ticket sales network in major cities and large ground services teams at major airports in China. The Listed Group can achieve significant cost savings by rationalizing the sales network and consolidating the ground service operations of the three airlines. After the Acquisition, the Company plans to close a total of 14 geographically overlapping domestic air ticket sales offices (eight belong to Northern Airlines Group, four belong to Xinjiang Airlines Group and two to the Company) and four overseas air ticket sales offices (all belong to Northern Airlines Group).

            (5)   Improve allocation of aircraft, engines, spare parts and crews

                  The Directors believe the expanded fleet will provide the Listed Group greater flexibility in allocating aircraft between the combined routes of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group.

                  For each of the three airlines, there is excess capacity in low seasons, but limited or inadequate capacity during peak seasons. As most of the flight routes served by them are different, each of the Listed Group, Northern Airlines Group and Xinjiang Airlines Group has relatively staggered peak and low seasons. After the Acquisition, the Company will be able to re-deploy an enlarged team of aircraft, pilots and flight personnel to the highest traffic routes and better ensure a balance of demand and supply for capacity throughout the year.

                  Furthermore, since the Listed Group has already been operating Boeing 737, 757 and Airbus 319, 320 aircraft that Xinjiang Airlines Group and Northern Airlines Group are either currently operating or will be acquiring according to their aircraft replacement schedules, the Listed Group will be able to improve the internal allocation of engines and high-value aircraft spare parts. For instance, the Directors believe that after the Acquisition, the Listed Group may be able to purchase fewer aircraft engines and spare parts.

                  Through redeployment of aircraft, pilots and crew, and better allocation of spare parts, the Directors believe the Listed Group can improve its operating efficiency and reduce operating costs and capital expenditures.

            (6)   Reduce maintenance costs

                  The Directors believe significant reduction in maintenance cost can be achieved through more centralized maintenance functions and sharing of maintenance personnel and equipment. The Company plans to centralize fleet maintenance functions at five national maintenance bases which are Guangzhou, Shenyang, Urumqi, Zhengzhou (or Wuhan) and Xiamen in the next few years. These maintenance bases will be responsible for major overhauls on all aircraft while the local bases will be responsible for minor maintenance tasks on their own aircraft. The Directors believe that this initiative will significantly improve efficiency and reduce the cost of fleet maintenance.

            (7)   Strengthen marketing efforts

                  Since its listing on the Stock Exchange, the Company has implemented many changes to its remuneration policies in order to improve the effectiveness of marketing efforts by its business units. Under the Company's current performance credit policy, its branch office located in the city that a particular flight originates from (including both non-stop and connecting flights) receives performance credit for the flights to the immediate next destination. Previously, all performance credit earned by a particular aircraft was given to the office in which that aircraft was based in, which did not provide incentive for the offices in intermediate cities to market the air ticket of that particular flight. After the Acquisition, the Company plans to implement this remuneration policy to the marketing units newly acquired from the Target Group. The Directors believe that this will lead to a more effective and concerted marketing effort by all the offices, and therefore result in higher sales revenue.

      (c)   INFORMATION REGARDING THE TARGET GROUP

            (1)   Overview of the Target Group

                  Northern Airlines was established on 19 October, 1990 following its separation from the Shenyang Bureau of the CAAC. Xinjiang Airlines, which began operations on 1 January, 1985, was formally separated in 2001 from the Urumqi Regional Bureau of the CAAC.

                  As part of the reorganisation initiative of the PRC civil aviation industry in late 2002, Southern Airlines (Group), Northern Airlines and Xinjiang Airlines were restructured and consolidated into CSAHC.

                  Both Northern Airlines Group and Xinjiang Airlines Group are the leading airlines in their respective regions, offering passenger and cargo air transportation and other related services.

                  (a)   Key operating data

                        Passenger and cargo air transportation are Northern Airlines Group's principal businesses. However, due to its lack of freight aircraft, Northern Airlines Group relies heavily on its passenger air transportation business. In 2003, revenues generated from passenger air transportation business accounted for approximately 93% of the total revenues while those from cargo services accounted for approximately 7%. Northern Airlines Group also provides aircraft maintenance and repair, and other aviation related services.

                        In the past three and a half years, Northern Airlines Group's passenger air transportation business continued to improve with overall passenger load factor increasing from 60% for 2001 to 67% for the first six months of 2004 and passenger yield per RPK rising from RMB0.58 for 2001 to RMB0.61 for the first six months of 2004. The cargo transportation business also showed material improvement with cargo yield per RFTK increasing 12% from RMB1.90 for year 2001 to RMB2.13 for the first six months of 2004. Key operating benchmarks of Northern Airlines Group from 2001 to the first half of 2004 are summarized as follows:

               NORTHERN AIRLINES GROUP'S KEY OPERATING BENCHMARKS

                            FIRST SIX
                           MONTHS ENDED
                           30 JUNE,2004     2003      2002      2001
PASSENGER TRAFFIC
  (RPK) (million)
Domestic                      4,652         8,234     7,800     6,914
International                   538           913       986     1,334
Total                         5,190         9,147     8,786     8,248
REVENUE TONNE KILOMETRES
  (RTK) (million)
Domestic                        504           904       707       619
International                    57           101        90        72
Total                           561         1,005       797       691
PASSENGER VOLUME (thousand)
Domestic                      3,258         5,831     5,501     4,849
International                   363           643       652       864
Total                         3,621         6,474     6,153     5,713
CARGO AND MAIL CARRIED
  (thousand tonne)
Domestic                         47            94        74        62
International                     8            17        13         9
Total                            55           111        87        71
CARGO TRAFFIC
  (RFTK) (million)
Domestic                         87           168       166       162
International                     9            19        15        13
Total                            96           187       181       175
PASSENGER CAPACITY
  (ASK) (million)
Domestic                      6,722        12,226    12,232    11,412
International                   971         1,714     1,800     2,334
Total                         7,693        13,940    14,032    13,746

AVAILABLE TONNE KILOMETRES
  (ATK) (million)
Domestic                        805          1,451        1,193     1,035
International                   115            205          186       131
Total                           920          1,656        1,379     1,166
PASSENGER LOAD FACTOR
Domestic                         69%            67%          64%       61%
International                    55%            53%          55%       57%
Total                            67%            66%          63%       60%
OVERALL LOAD FACTOR
  (RTK/ATK)
Domestic                         63%            62%          59%       60%
International                    50%            49%          48%       55%
Overall                          61%            61%          58%       59%
PASSENGER YIELD PER RPK
  (RMB)
Domestic                       0.57           0.55         0.50      0.55
International                  0.98           0.97         0.87      0.71
Total                          0.61           0.60         0.54      0.58
CARGO YIELD PER RFTK
  (RMB)
Domestic                       1.51           1.56         1.59      1.55
International                  7.77           7.89         8.25      8.54
Total                          2.13           2.20         2.16      1.90
YIELD PER RTK
  (RMB)
Domestic                       5.53           5.33         5.90      6.53
International                 10.53          10.27        10.90     14.75
Overall                        6.04           5.82         6.47      7.38
FLEET
Airbus                           17             12           10         8
McDonald Douglas                 35             35           36        37
Others                            3              3           19        27
Total                            55             50           65        72
OVERALL UTILISATION RATE
  (hours per day)
Airbus                          8.8            7.8          8.3       7.5
McDonald Douglas                9.1            7.8          8.2       8.4
Overall                         9.0            7.8          8.3       7.8

                        Passenger and cargo air transportation are Xinjiang Airlines Group's principal businesses. In 2003, passenger air transportation business generated 96% of total revenues with freight transportation business accounting for 4%.

                        Xinjiang Airlines Group has managed to improve its domestic passenger load factor to 66% in the first half of 2004 from 59% in 2001. Passenger traffic as measured by RPK has also increased over the past three years. However, passenger yields suffered in 2003 and first half 2004 due to increased competition. Key operating benchmarks from 2001 to the first half 2004 are summarized as follows:

               XINJIANG AIRLINES GROUP'S KEY OPERATING BENCHMARKS

                             FIRST SIX
                            MONTHS ENDED
                            30 JUNE, 2004  2003     2002    2001
PASSENGER TRAFFIC
  (RPK) (million)
Domestic                        2,324      3,941    3,768   3,400
International                      92        151      148     148
Total                           2,416      4,092    3,916   3,548
REVENUE TONNE KILOMETRES
  (RTK) (million)
Domestic                          241        415      417     365
International                       9         14       14      13
Total                             250        429      431     378
PASSENGER VOLUME (thousand)
Domestic                        1,209      2,062    1,753   1,510
International                      55         86       75      61
Total                           1,264      2,148    1,828   1,571
CARGO AND MAIL CARRIED
  (thousand tonne)
Domestic                           12         21       27      20
International                       -          -        -       -
Total                              12         21       27      20
CARGO TRAFFIC
  (RFTK) (million)
Domestic                           33         62       81      62
International                       1          1        1       1
Total                              34         63       82      63
PASSENGER CAPACITY
  (ASK) (million)
Domestic                        3,527      5,995    6,105   5,771
International                     195        302      331     326
Total                           3,722      6,297    6,436   6,097
AVAILABLE TONNE KILOMETRES
  (ATK) (million)
Domestic                          378        597      674     637
International                      20         32       35      33
Total                             398        629      709     670

PASSENGER LOAD FACTOR
Domestic                         66%    66%    62%   59%
International                    47%    50%    45%   45%
Total                            65%    65%    61%   58%
OVERALL LOAD FACTOR
  (RTK/ATK)
Domestic                         64%    70%    62%   57%
International                    45%    44%    40%   39%
Overall                          63%    68%    61%   56%
PASSENGER YIELD PER RPK
  (RMB)
Domestic                       0.46   0.48   0.53  0.55
International                  0.72   0.69   0.69  0.60
Overall                        0.47   0.48   0.54  0.55
CARGO YIELD PER RFTK
  (RMB)
Domestic                       1.44   1.44   1.33  1.49
International                  2.09   4.43   5.00  5.00
Total                          1.45   1.48   1.36  1.54
YIELD PER RTK
  (RMB)
Domestic                       4.75   4.70   5.51  5.83
International                  8.12   7.74   8.25  7.74
Overall                        4.87   4.80   5.56  5.86
FLEET
Boeing                           15     15     15    14
ATR 72 and IL86                   5      5      8     8
Total                            20     20     23    22
OVERALL UTILISATION RATE
  (hours per day)
Boeing                         10.0    8.8    8.9  10.1
ATR 72 and IL86                 7.8    7.4    7.1   8.2
Overall                         8.9    8.3    7.7   8.4

      (b)   Operational bases

            Shenyang, Dalian, Harbin, and Changchun are the primary bases for Northern Airlines Group. Urumqi is the principal base for Xinjiang Airlines Group.

            SHENYANG:

            Taoxian Airport, located 22 kilometres south of Shenyang, was opened on 10 April, 1989. In the first half of 2004, Northern Airlines Group's passenger and cargo turnover at Taoxian Airport accounted for 25% and 28% of its total passenger and cargo turnover respectively.

            The airport has a 3,200 metre runway, and is equipped with modern communication and navigation systems. Taoxian Airport is owned and operated by Shenyang Taoxian Airport Limited, which estimates that Taoxian Airport handled approximately 31,400 landings, three million passengers and 88,000 tonnes cargo for the year 2003, making it one of the busiest airports in northeastern China.

            DALIAN:

            Dalian Zhoushuizi Airport is located 10 kilometres northwest of Dalian. The airport handled 26% of the passenger turnover and 29% of the cargo turnover of Northern Airlines Group in the first half of 2004.

            Opened on 6 April, 1973, Zhoushuizi Airport is the busiest airport in northeastern China. The airport is owned and operated by Dalian Zhoushuizi International Airport Limited. Zhoushuizi Airport has a 3,300 metre runway, and is capable of handling commercial air planes of all types. According to Dalian Zhoushuizi International Airport Limited, the airport handled 35,248 landings, 3 million passengers and 74,784 tonnes of cargo in 2003.

            HARBIN:

            Harbin Taiping Airport is located 33 kilometres southwest of Harbin. In the first half of 2004, the airport handled 16% of passenger turnover and 15% of cargo turnover of Northern Airlines Group.

            Opened on 1 September, 1997, Taping Airport is one of the largest airports in northeastern China. Taiping Airport has a 3,200 metre runway, and is capable of handling Boeing 767 or equivalent aircraft. According to the airport, it handled 22,093 landings in 2003. Passenger and cargo turnover was two million and 31,300 tonnes respectively for the year.

            CHANGCHUN:

            Dafangshen Airport is Northern Airlines Group's operational base in Jilin province. Located 11 kilometres west of Changchun, the airport handled 15% of Northern Airlines Group's passenger turnover and 11% of cargo turnover in the first half of 2004.

            Dafangshen Airport is the only international airport in Jilin province. It has a 2,600 metre runway and is capable of handling Boeing 707 or equivalent aircraft. According to the airport, it handled 13,880 landings in 2003. Passenger and cargo turnover was one million and 15,700 tonnes respectively for the year.

            In light of the rapid growth of passenger and cargo turnover at the Dafangshen Airport, CAAC and Jilin provincial government began construction of Longjiabao Airport in May 2003. The new airport is located 28 kilometres northeast of Changchun, and has commenced operations in October 2004. Dafangshen Airport will cease operations when the new airport comes into operations.

            URUMQI:

            Urumqi Diwo Airport is located 17 kilometres northwest of Urumqi. In 2003, it handled 82% of Xinjiang Airlines Group's total passenger and cargo turnover.

            Opened in 1973, Diwo Airport is currently one of the largest airports in northwestern China. Equipped with a 3,600 metre runway and modern navigation systems, the airport is capable of handling commercial air planes of all types. According to the airport, it handled 33,440 landings in 2003. Passenger and cargo turnover was three million and 47,900 tonnes respectively for the year.

      (c)   Routes network

            From the four bases in northeastern China, Northern Airlines Group currently offers regular flights on 106 domestic routes to over 46 cities in China and 29 international routes to North Asia and Russia.

            Headquartered in Urumqi, Xinjiang Airlines Group is the leading air traffic service provider in northwestern China. It offers regular flight services on 42 domestic routes. It also offers regular flight services on seven international routes to major cities in the Middle East, Russia and West Asia.

               TOP 10 ROUTES OF NORTHERN AIRLINES GROUP BY REVENUE

FIRST SIX MONTHS ENDED
    30 JUNE, 2004                       2003
1.  Changchun-Beijing            Changchun-Beijing
2.  Shenyang-Beijing             Harbin-Shenyang-Shenzhen
3.  Dalian-Beijing               Harbin-Dalian-Guangzhou
4.  Harbin-Beijing               Harbin-Beijing
5.  Dalian-Shanghai Pudong       Dalian-Beijing
6.  Harbin-Shenyang-Shenzhen     Shenyang-Beijing
7.  Harbin-Dalian-Guangzhou      Shenyang-Wenzhou-Guangzhou
8.  Shenyang-Shanghai Pudong     Shenyang-Shanghai Pudong
9.  Shenyang-Wenzhou-Guangzhou   Dalian-Shanghai Pudong
10. Dalian-Hangzhou-Shenzhen     Dalian-Hangzhou-Shenzhen

               TOP 10 ROUTES OF XINJIANG AIRLINES GROUP BY REVENUE

FIRST SIX MONTHS ENDED
    30 JUNE, 2004                      2003
1.  Urumqi-Beijing               Urumqi-Beijing
2.  Urumqi-Shanghai              Urumqi-Shanghai
3.  Urumqi-Changsha-Shenzhen     Urumqi-Kashi
4.  Urumqi-Chengdu               Urumqi-Changsha-Shenzhen
5.  Urumqi-Guangzhou             Urumqi-Guangzhou
6.  Urumqi-Kashi                 Urumqi-Chengdu
7.  Urumqi-Lanzhou-Hangzhou      Urumqi-Lanzhou-Hangzhou
8.  Urumqi-Zhengzhou-Qingdao     Urumqi-Zhengzhou-Qingdao
9.  Urumqi-Yili                  Urumqi-Xian
10. Urumqi-Xian                  Urumqi-Zhengzhou-Fuzhou

      (d)   Fleet

            As of June 30, 2004, Northern Airlines Group owned and operated 55 medium to large size aircraft with an average fleet age of 8.08 years. The table below sets out details of its fleet:

          NORTHERN AIRLINES GROUP'S FLEET DETAILS (AS OF 30 JUNE, 2004)

                               FINANCE  OPERATING
                  SELF-OWNED    LEASE     LEASE     TOTAL
MD82                  10          1        11        22
MD90                   3         10         -        13
A300                   -          6         -         6
A321                   4          4         -         8
A319                   -          -         3         3
Cessna 208B            3          -         -         3
TOTAL                 20         21        14        55

            Xinjiang Airlines Group has gradually phased out the Soviet-made TU-154 and IL-86 for commercial flights. The airline has recently purchased and leased a large number of Boeing and ATR commercial aircraft. As of June 30, 2004, the average age of the 20 aircraft owned or operated by Xinjiang Airlines Group was 5.90 years. Details of the fleet are set out in the table below:

          XINJIANG AIRLINES GROUP'S FLEET DETAILS (AS OF 30 JUNE, 2004)

                              OPERATING
                SELF-OWNED      LEASE     TOTAL
B757-200               6          3         9
B737-300               2          -         2
B737-700               -          4         4
ATR-72                 5          -         5
TOTAL                 13          7        20

      (e)   Aircraft acquisition and disposal program

            Northern Airlines entered into an aircraft sale and lease back agreement on 4 November, 2003 with ILFC. Under the agreement, Northern Airlines Group agreed to sell the 22 MD82 aircraft owned, or to be owned to ILFC in four phases according to the schedule listed below:

                         MD82 AIRCRAFT TO BE SOLD UNDER
                    THE AIRCRAFT SALE AND LEASEBACK AGREEMENT

                                                  NUMBER OF MD82
PHASE                  DATE                         TO BE SOLD
  I         14 November, 2003                         4
 II         1 March, 2004                             7
III         1 July, 2005 & 1 June, 2006               6
 IV         1 June, 2006 & 15 January, 2007           5

            Under the same agreement, Northern Airlines Group also agreed to lease back the above-mentioned MD82 aircraft from ILFC immediately after the sale. The average term of the lease back agreements is 15 months. In addition, Northern Airlines Group also agreed to replace each of the 22 MD82 aircraft with one new Airbus 319-100 aircraft or one new Airbus 320-200 aircraft from ILFC upon the termination of the lease back agreements. The table below sets out the replacement schedule:

                          AIRCRAFT REPLACEMENT SCHEDULE

              AIRCRAFT TYPE                SCHEDULED DELIVERY DATE
Phase I     1. A319-100                   May 2004 (delivered)
            2. A319-100                   May 2004 (delivered)
            3. A319-100                   June 2004 (delivered)
            4. A319-100                   September 2004 (delivered)

Phase II    5. A319-100                   January 2005
            6. A319-100                   February 2005
            7. A319-100                   March 2005
            8. A319-100                   April 2005
            9. A319-100                   May 2005
            10. A319-100                  October 2005
            11. A319-100                  November 2005

Phase III   12. A319-100/A320-200         January 2006
            13. A319-100/A320-200         June 2006
            14. A319-100/A320-200         October 2006
            15. A319-100/A320-200         November 2006
            16. A319-100/A320-200         November 2006
            17. A319-100/A320-200         December 2006

Phase IV    18. A319-100/A320-200         February 2007
            19. A319-100/A320-200         June 2007
            20. A319-100/A320-200         October 2007
            21. A319-100/A320-200         October 2007
            22. A319-100/A320-200         November 2007

            In addition to the above agreement, Northern Airlines has also committed to the addition of two more A321s from Airbus by the end of 2005.

      (f)   Sales and marketing

            Northern Airlines Group and Xinjiang Airlines Group have historically marketed their services under their own brands.

            FREQUENT FLYER PROGRAM

            Both Northern Airlines Group and Xinjiang Airlines Group operated their respective frequent flyer programs prior to consolidation into CSAHC. Following the consolidation of Northern Airlines Group and Xinjiang Airlines Group into CSAHC, the two frequent flyer programs merged with the Company's frequent flyer program, namely, the China Southern Airlines Sky Pearl Club.

            TICKET SALES CHANNELS AND RESERVATION SYSTEM

            Northern Airlines Group and Xinjiang Airlines Group conduct ticket sales through a variety of sales channels, including the airlines' own network of exclusive sales offices, websites and general sales agents. As of 30 June, 2004, Northern Airlines Group has sales offices in nine cities in China. Xinjiang Airlines Group has sales offices in seven cities in China and six outside China.

      (g)   Safety

            Aircraft safety involves three major operational areas: flight operations, aircraft maintenance and ground operations. Both Northern Airlines Group and Xinjiang Airlines Group place great importance on safety in each of the three areas, and comply with applicable safety and security standards and regulations required by CAAC and other aviation industry regulators in the jurisdictions they serve.

            Xinjiang Airlines Group has established a reputation for safety. To date, it maintains a record of transport flight safety since its founding and is perceived to be one of the safest airline operators in China. On 7 May, 2002, a MD82 aircraft of the Northern Airlines crashed into the ocean near Dalian, resulting in 112 passenger and crew fatalities. The aircraft was fully insured and compensated under the insurance arrangement.

      (h)   Employees

            The table below sets forth information regarding the employees of Northern Airlines Group and Xinjiang Airlines Group as at the end of 2003:

               NORTHERN AIRLINES GROUP AND XINJIANG AIRLINES GROUP
                              EMPLOYEE INFORMATION
                               (31 DECEMBER, 2003)

                             NORTHERN  XINJIANG
                             AIRLINES  AIRLINES
                              GROUP     GROUP    TOTAL
Flight personnel              1,864       726     2,590
Ground personnel              4,129       758     4,887
Sales, administration and
  back office personnel       4,650     1,120     5,770
Total headcount              10,643     2,604    13,247

      (i)   Properties

            Both Northern Airlines Group and Xinjiang Airlines Group own certain buildings and real estate properties, which are used for offices, retail outlets, warehouses, aircraft maintenance workshops, ground services and airport services.

(2)   Financial information of the Target Group

      NORTHERN AIRLINES GROUP

      The following is a summary of the financial information relating to the airline and airline related operations of Northern Airlines Group, including the combined balance sheets as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, and the combined statements of operations for each of the years in the three-year period ended 31 December, 2003 and the six-month periods ended 30 June, 2003 and 2004, as extracted from the accountants' report to be included in the circular to be issued by the Company to its shareholders.

      COMBINED STATEMENTS OF OPERATIONS

                                                                                             SIX-MONTH PERIODS
                                                  YEARS ENDED 31 DECEMBER,                     ENDED 30 JUNE,
                                            ------------------------------------         ------------------------
                                              2001           2002          2003            2003           2004
                                             RMB'000        RMB'000       RMB'000         RMB'000        RMB'000
                                                                                        (unaudited)
OPERATING REVENUE
Traffic revenue                             5,105,225      5,156,574      5,856,970      2,128,941      3,391,448
Other operating revenue                        98,122         87,343         71,765         37,685         73,232
                                            ---------      ---------      ---------      ---------      ---------
TOTAL OPERATING REVENUE                     5,203,347      5,243,917      5,928,735      2,166,626      3,464,680
                                            ---------      ---------      ---------      ---------      ---------
OPERATING EXPENSES
Flight operations                           2,123,890      2,194,336      2,338,641      1,119,920      1,480,465
Maintenance                                   751,542        993,629      1,039,448        541,618        412,118
Aircraft and traffic servicing                667,950        717,332        759,704        319,939        464,035
Promotion and sales                           408,994        415,806        425,466        166,296        219,471
General and administrative                    162,719        218,594        225,464         99,245        114,849
Depreciation and amortisation                 678,435        662,040        645,506        319,023        404,419
Others                                        535,321        349,856        555,349              -              -
                                            ---------      ---------      ---------      ---------      ---------
TOTAL OPERATING EXPENSES                    5,328,851      5,551,593      5,989,578      2,566,041      3,095,357
                                            ---------      ---------      ---------      ---------      ---------
OPERATING (LOSS)/PROFIT                      (125,504)      (307,676)       (60,843)      (399,415)       369,323
                                            ---------      ---------      ---------      ---------      ---------
NON-OPERATING INCOME/(EXPENSES)
Interest income                                59,903         28,583         12,943          6,921          4,257
Interest expense                             (724,605)      (700,752)      (627,190)      (312,183)      (195,027)
Exchange gain/(loss), net                     232,409       (151,196)      (217,539)        (1,820)        23,567
Gain/(loss) on disposal of
 property, plant and equipment                 14,634         22,873            729          3,224           (439)
Deficit on revaluation of property,
 plant and equipment                                -              -       (492,369)             -              -
Others, net                                     3,589        (42,666)        15,540         13,540              -
                                            ---------      ---------      ---------      ---------      ---------
TOTAL NON-OPERATING EXPENSES, NET            (414,070)      (843,158)    (1,307,886)      (290,318)      (167,642)
                                            ---------      ---------      ---------      ---------      ---------
(LOSS)/PROFIT BEFORE INCOME TAX
  AND MINORITY INTERESTS                     (539,574)    (1,150,834)    (1,368,729)      (689,733)       201,681
INCOME TAX                                       (572)          (451)       117,262              -        (67,300)
                                            ---------      ---------      ---------      ---------      ---------
(LOSS)/PROFIT BEFORE MINORITY INTERESTS      (540,146)    (1,151,285)    (1,251,467)      (689,733)       134,381
MINORITY INTERESTS                             38,477         10,228         17,846          4,690            661
                                            ---------      ---------      ---------      ---------      ---------
NET (LOSS)/PROFIT                            (501,669)    (1,141,057)    (1,233,621)      (685,043)       135,042
                                            =========      =========      =========      =========      =========

COMBINED BALANCE SHEETS

                                                       31 DECEMBER,                     30 JUNE,
                                          --------------------------------------        ---------
                                            2001           2002            2003           2004
                                          RMB'000        RMB'000         RMB'000        RMB'000
NON-CURRENT ASSETS
Property, plant and equipment, net        8,843,881      8,766,726       8,844,541      9,141,267
Construction in progress                    210,191        258,505          54,446         38,930
Lease prepayments                            13,345         13,060               -              -
Other investments                                 -         68,209          68,209         68,209
Lease and equipment deposits                778,182        640,286       1,334,818        437,117
Deferred expenditure                          8,329          7,266          18,001        122,093
Deferred tax assets                               -              -          24,743         20,313
                                          ---------      ---------      ----------      ---------
TOTAL NON-CURRENT ASSETS                  9,853,928      9,754,052      10,344,758      9,827,929
                                          ---------      ---------      ----------      ---------
CURRENT ASSETS
Inventories                                 625,704        693,960         534,968        544,093
Trade receivables                           165,274        240,674         242,543        398,158
Other receivables and
 prepaid expenses                           359,587        207,054         141,634        566,110
Cash and cash equivalents                 1,308,902        755,218         542,046        234,733
                                          ---------      ---------      ----------      ---------
TOTAL CURRENT ASSETS                      2,459,467      1,896,906       1,461,191      1,743,094
                                          ---------      ---------      ----------      ---------
CURRENT LIABILITIES
Bank and other loans                      2,488,875      4,171,785         569,547        767,257
Obligations under finance leases            976,593      1,023,660       1,070,169      1,063,047
Other liabilities and accrued
 expenses                                 1,840,530      1,679,034       1,135,292      1,403,363
Accounts payable                            255,771        206,659         122,259        140,026
Sales in advance of carriage                 49,830         98,066           5,525              -
Tax payable                                     297             33               -              -
                                          ---------      ---------      ----------      ---------
TOTAL CURRENT LIABILITIES                 5,611,896      7,179,237       2,902,792      3,373,693
                                          ---------      ---------      ----------      ---------
NET CURRENT LIABILITIES                  (3,152,429)    (5,282,331)     (1,441,601)    (1,630,599)
                                          ---------      ---------      ----------      ---------
TOTAL ASSETS LESS CURRENT LIABILITIES     6,701,499      4,471,721       8,903,157      8,197,330
                                          ---------      ---------      ----------      ---------
NON-CURRENT LIABILITIES AND
 DEFERRED ITEMS
Bank and other loans                      2,842,763      1,293,183       2,152,067      1,811,371
Obligations under finance leases          6,475,202      6,700,765       5,897,242      5,402,143
Deferred credit                              47,815         38,989          30,163         25,750
                                          ---------      ---------      ----------      ---------
TOTAL NON-CURRENT LIABILITIES             9,365,780      8,032,937       8,079,472      7,239,264
                                          ---------      ---------      ----------      ---------
MINORITY INTERESTS                           77,309         67,081           3,033          2,372
                                          ---------      ---------      ----------      ---------
                                         (2,741,590)    (3,628,297)        820,652        955,694
                                          =========      =========      ==========      =========
Representing:
OWNER'S FUND - (DEFICIT)/SURPLUS         (2,741,590)    (3,628,297)        820,652        955,694
                                          =========      =========      ==========      =========

XINJIANG AIRLINES GROUP

The following is a summary of the financial information relating to the airline and airline related operations of Xinjiang Airlines Group, including the combined balance sheets as at 31 December, 2001, 2002 and 2003 and 30 June, 2004, and the combined statements of operations for each of the years in the three-year period ended 31 December, 2003 and the six-month periods ended 30 June, 2003 and 2004, as extracted from the accountants' report to be included in the circular to be issued by the Company to its shareholders.

COMBINED STATEMENTS OF OPERATIONS

                                                                                            SIX-MONTHS PERIOD
                                                    YEARS ENDED 31 DECEMBER,                  ENDED 30 JUNE,
                                          ----------------------------------------      ----------------------
                                              2001           2002           2003          2003         2004
                                             RMB'000        RMB'000        RMB'000       RMB'000       RMB'000
                                                                                      (unaudited)
OPERATING REVENUE
Traffic revenue                             2,048,009      2,215,380      2,075,074      717,310      1,176,300
Other operating revenue                       126,231        137,732         76,559       55,840         38,776
                                            ---------      ---------      ---------     --------      ---------
TOTAL OPERATING REVENUE                     2,174,240      2,353,112      2,151,633      773,150      1,215,076
                                            ---------      ---------      ---------     --------      ---------
OPERATING EXPENSES
Flight operations                           1,001,641      1,036,133      1,061,919      486,999        639,339
Maintenance                                   200,572        203,311        250,380      108,795        126,536
Aircraft and traffic servicing                201,941        205,208        275,658      111,190        134,088
Promotion and sales                            99,966        117,333        137,562       54,577         80,877
General and administrative                     86,380         98,247        119,052       51,434         61,279
Depreciation and amortisation                 314,991        352,150        346,304      166,247        173,177
Others                                              -        143,717              -            -              -
                                            ---------      ---------      ---------     --------      ---------
TOTAL OPERATING EXPENSES                    1,905,491      2,156,099      2,190,875      979,242      1,215,296
                                            ---------      ---------      ---------     --------      ---------
OPERATING PROFIT/ (LOSS)                      268,749        197,013        (39,242)    (206,092)          (220)
                                            ---------      ---------      ---------     --------      ---------
NON-OPERATING INCOME/(EXPENSES)
Interest income                                 2,530          1,347          1,776          347            746
Interest expense                             (189,165)      (184,018)      (201,415)     (81,352)       (69,417)
Exchange gain/(loss), net                       3,198           (345)           792          534            (64)
Loss on disposal of property,
 plant and equipment                           (8,581)        (2,219)        (7,943)      (3,893)          (800)
Deficit on revaluation of property,
 plant and equipment                                -              -       (234,835)           -              -
                                            ---------      ---------      ---------     --------      ---------
TOTAL NON-OPERATING EXPENSES, NET            (192,018)      (185,235)      (441,625)     (84,364)       (69,535)
                                            ---------      ---------      ---------     --------      ---------
PROFIT/(LOSS) BEFORE INCOME TAX
 AND MINORITY INTERESTS                        76,731         11,778       (480,867)    (290,456)       (69,755)
Income tax                                    (35,782)        (9,492)       155,808       95,258         24,048
                                            ---------      ---------      ---------     --------      ---------
PROFIT/(LOSS) BEFORE MINORITY INTERESTS        40,949          2,286       (325,059)    (195,198)       (45,707)
Minority interests                                  -            522         25,957          824          1,396
                                            ---------      ---------      ---------     --------      ---------
NET PROFIT/(LOSS)                              40,949          2,808       (299,102)    (194,374)       (44,311)
                                            =========      =========      =========     ========      =========

COMBINED BALANCE SHEETS

                                                      31 DECEMBER,                     30 JUNE,
                                         ----------------------------------------     ----------
                                            2001           2002           2003           2004
                                           RMB'000        RMB'000        RMB'000        RMB'000
NON-CURRENT ASSETS
Property, plant and equipment, net        4,127,530      4,387,744      4,140,976      4,043,708
Construction in progress                     61,450         66,144         32,223         13,404
Other investments                               890            890              -              -
Lease and equipment deposits                243,256         53,715         53,715         53,620
Deferred tax assets                               -              -              -         19,195
                                         ----------     ----------     ----------     ----------
TOTAL NON-CURRENT ASSETS                  4,433,126      4,508,493      4,226,914      4,129,927
                                         ----------     ----------     ----------     ----------
CURRENT ASSETS
Inventories                                  73,117         60,056         59,231         71,311
Trade receivables                           162,634        183,623         96,288        125,212
Other receivables and
 prepaid expenses                           117,134        168,737        130,234        169,295
Cash and cash equivalents                   256,685        246,387        376,781        286,998
                                         ----------     ----------     ----------     ----------
TOTAL CURRENT ASSETS                        609,570        658,803        662,534        652,816
                                         ----------     ----------     ----------     ----------
CURRENT LIABILITIES
Bank and other loans                        693,027        890,271        932,780      1,056,639
Other liabilities and accrued
 expenses                                   521,511        637,228        702,481        718,783
Accounts payable                             71,643         92,603         93,987        128,638
Sales in advance of carriage                 36,947         19,488          3,268              -
Tax payable                                  17,267         14,267          1,857              -
                                         ----------     ----------     ----------     ----------
TOTAL CURRENT LIABILITIES                 1,340,395      1,653,857      1,734,373      1,904,060
                                         ----------     ----------     ----------     ----------
NET CURRENT LIABILITIES                    (730,825)      (995,054)    (1,071,839)    (1,251,244)
                                         ----------     ----------     ----------     ----------
TOTAL ASSETS LESS CURRENT LIABILITIES     3,702,301      3,513,439      3,155,075      2,878,683
                                         ----------     ----------     ----------     ----------
NON-CURRENT LIABILITIES AND
 DEFERRED ITEMS
Bank and other loans                      2,384,972      2,051,386      1,960,461      1,735,037
Provision for major overhauls               150,708        161,594        182,727        182,319
Deferred taxation                           122,691        132,183          4,853              -
                                         ----------     ----------     ----------     ----------
TOTAL NON-CURRENT LIABILITIES             2,658,371      2,345,163      2,148,041      1,917,356
                                         ----------     ----------     ----------     ----------
MINORITY INTERESTS                                -         94,735         78,173         76,777
                                         ----------     ----------     ----------     ----------
                                          1,043,930      1,073,541        928,861        884,550
                                         ==========     ==========     ==========     ==========
Representing:
OWNER'S FUND                              1,043,930      1,073,541        928,861        884,550
                                         ==========     ==========     ==========     ==========

      (d)   PROSPECTIVE FINANCIAL INFORMATION

            The Target Group has prepared certain prospective financial information in respect of the Airline Operations of Northern Airlines Group and the Airline Operations of Xinjiang Airlines Group for the year ending 31 December, 2004 in compliance with Rule 14A.56(8) and Rule 14.62 of the Listing Rules. Neither the Target Group nor the Company intends to update this information during the remainder of the year or to update such information in future years, although the Directors are aware of the requirements of Rule 13.09 notes 9 and 10 of the Listing Rules. This information is necessarily based upon a number of assumptions that, while presented with numerical specificity and considered reasonable by the Target Group, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or the Target Group, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, there can be no assurance that these results will be realized. The prospective financial information presented may vary from actual results, and these variations may be material.

            The Company and the Target Group believe that, on the bases and the assumptions discussed in the shareholder's circular to be issued by the Company and in the absence of unforeseen circumstances, the Target Group' forecast combined profit after taxation and minority interests but before the extraordinary items for the year ending 31 December, 2004 under IFRS is unlikely to be less than RMB148 million. Such forecast has been prepared based on the following principal assumptions:

            (a) there will be no material changes in existing government policies or political, legal, including changes in legislations or rules, regulatory, fiscal, economic or market conditions in the PRC or any of the countries in which the Target Group carry out business;

            (b) the Target Group will continue to be authorised to operate services to other countries and cities of which its current scheduled services are covered pursuant to the bilateral aviation agreements between the PRC and overseas governments;

            (c) the Target Group will be able to maintain all of its certificates and licenses required from the CAAC to enable it to operate its forecast services;

            (d) there will be no material changes in the bases or rates of taxation or duties in the PRC or any of the countries in which the Target Group operates;

            (e) there will be no material changes in inflation, interest rates or foreign currency exchange rates from those currently prevailing; and

            (f) the Target Group's operation and business will not be severely interrupted by any force majeure events or unforeseeable factors of any unforeseeable reasons that are beyond the control of the Target Group, including but not limited to the occurrence of natural disasters or catastrophes, epidemics or serious accidents.

            The texts of the letters from the reporting accountants and the financial adviser in respect of the profit forecast are set out in the shareholders' circular to be issued by the Company.

      (e)   IMPLICATIONS UNDER THE LISTING RULES

            The Acquisition exceeds 100% of the relevant percentage ratios under Rule 14.07 of the Listing Rules and therefore constitutes a very substantial acquisition of the Company under the Listing Rules. Since CSAHC is the direct controlling shareholder of the Company, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules and is therefore subject to the approval by the Independent Shareholders at the EGM. The Board, including the independent non-executive Directors, believes that the terms of the Sale and Purchase Agreement and the Acquisition are fair and reasonable and are in the interests of the Listed Group and its shareholders as a whole.

            An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Sale and Purchase Agreement and the Acquisition. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Sale and Purchase Agreement and the Acquisition.

            CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Sale and Purchase Agreement and the Acquisition which will be conducted by poll.

      (f)   FINANCIAL EFFECT OF THE ACQUISITION

            Based on the pro forma financial information of the Combined Group outlined in Appendix V of the circular to be dispatched by the Company to its shareholders, assuming that the Acquisition had taken place on 30 June, 2004, there would not be any impact on the net assets of the Listed Group following the Acquisition as of 30 June, 2004. On the same basis, the total assets of the Listed Group would increase by 35%, or RMB15,179 million, which would be offset by an increase of RMB15,083 million in liabilities and RMB96 million in minority interest.

            Based on the pro forma financial information of the Combined Group outlined in Appendix V of the circular to be dispatched by the Company to its shareholders, assuming that the Acquisition had taken place on 1 January, 2004, for the first six months ended 30th June, 2004, net profit of the Listed Group would increase by 36%, or RMB95 million to RMB361 million following the Acquisition. On the same basis, basic earnings per share would increase from RMB0.06 to RMB0.08, representing an accretion of 33%.

2.    ON-GOING CONNECTED TRANSACTIONS

      The Lease Agreements and the Catering Agreement will be entered into between the Company and connected persons of the Company within the meaning of the Listing Rules, which will constitute On-going Connected Transactions of the Company under the Listing Rules upon completion of the Acquisition.

      (a)   LEASE AGREEMENTS

            (1)   Lease Agreement 1

                  DATE

                  12 November, 2004

                  PARTIES

                  (a)   CSAHC, as the lessor.

                  (b)   Northern Airlines, as the lessor.

                  (c)   The Company, as the lessee.

                  THE PROPERTY TO BE LEASED

                  CSAHC and Northern Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of Northern Airlines situated at various locations in Shenyang, Dalian, Jilin, Harbin, Chaoyang and Russia.

                  TERM OF LEASE AGREEMENT 1

                  Lease Agreement 1 is for a fixed term of three years, commencing from the date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessors three months before the end of the fixed term.

                  CONSIDERATION AND PAYMENT TERMS

                  The consideration for Lease Agreement 1 is RMB41,993,318.44 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 1 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

                  THE CAP

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 1 is set at RMB41,993,318.44 per year.

                  REASONS AND BENEFITS OF THE LEASE AGREEMENT 1

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the buildings, facilities and infrastructure under the Lease Agreement 1 are situated at. The purchase of such buildings, facilities and infrastructure by the Company will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the entering into of the Lease Agreement 1 allows the Company to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of the Lease Agreement 1 at rents not higher than the market rates for similar buildings, facilities and infrastructure.

            (2)   Lease Agreement 2

                  DATE

                  12 November, 2004

                  PARTIES

                  (a)   CSAHC, as the lessor.

                  (b)   Xinjiang Airlines, as the lessor.

                  (c)   The Company, as the lessee.

                  THE PROPERTY TO BE LEASED

                  CSAHC and Xinjiang Airlines lease to the Company certain buildings, facilities and other infrastructure related to the civil aviation businesses of Xinjiang Airlines situated in Xinjiang and Russia.

                  TERM OF LEASE AGREEMENT 2

                  Lease Agreement 2 is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term.

                  CONSIDERATION AND PAYMENT TERMS

                  The consideration for Lease Agreement 2 is RMB5,797,908.61 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 2 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

                  THE CAP

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 2 is set at RMB5,797,908.61 per year.

                  REASONS AND BENEFITS OF THE LEASE AGREEMENT 2

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the buildings, facilities and infrastructure under the Lease Agreement 2 are situated at. The purchase of such buildings, facilities and infrastructure by the Company will involve the more time-consuming and costly process of transferring to the Company the relevant titles, ownership or land use rights relating thereto; whereas the entering into of the Lease Agreement 2 allows the Company to use those buildings, facilities and infrastructure to operate its expanded civil aviation business from the commencement date of Lease Agreement 2 at rents not higher than the market rates for similar buildings, facilities and infrastructure.

            (3)   Lease Agreement 3

                  DATE

                  12 November, 2004

                  PARTIES

                  (a)   CSAHC, as the lessor.

                  (b)   The Company, as the lessee.

                  THE PROPERTY TO BE LEASED

                  CSAHC leases to the Company certain lands by leasing the land use rights of such lands to the Company. These lands had been administratively allocated to Xinjiang Airlines and Northern Airlines for the purposes of their civil aviation and related businesses. Subsequently, CSAHC was authorised to deal with the land use rights of such lands, including leasing, but not transferring, such land use rights. Total area of the lands leased is 1,182,297 square metres, and the locations of such lands are situated in Urumqi, Shenyang, Dalian and Harbin.

                  TERM OF LEASE AGREEMENT 3

                  Lease Agreement 3 is for a fixed term of three years, commencing from the effective date of the lease, and is renewable, subject to compliance with the relevant requirements of the Listing Rules by the Company, by an application in writing by the Company to the lessor three months before the end of the fixed term.

                  CONSIDERATION AND PAYMENT TERMS

                  The rent for the land use rights of the designated lands under Lease Agreement 3 is RMB22,298,033 per year, payable in arrear by cheque, in cash or by bank transfer on or before the 10th day of each calendar month, and is determined after arm's length negotiation between the parties. Chesterton, an independent qualified valuer in Hong Kong, has given its opinion that the consideration for Lease Agreement 3 is not higher than the current market prices of comparable properties. The consideration will be funded wholly by the Company's internal resources.

                  THE CAP

                  As the consideration has been determined after arm's length negotiation between the parties and with regard to the current market prices, the Cap for the Lease Agreement 3 is set at RMB22,298,033 per year.

                  BENEFITS OF THE LEASE AGREEMENT 3

                  Following the Acquisition, the Company will expand its civil aviation business to locations where the lands under the Lease Agreement 3 are situated at. As CSAHC is prohibited from transferring the land use rights of such lands to the Company, the Company could only lease the land use rights of such lands from CSAHC. The Lease Agreement 3 allows the Company to use those lands to operate its expanded civil aviation business at rents not higher than the market rates for similar lands.

      (b)   CATERING AGREEMENT

            DATE

            12 November, 2004

            PARTIES

            (a)   The Company.

            (b) The Catering Company, which is wholly owned by CSAHC. The principal business activity of the Catering Company is the provision of in-flight meals to airlines.

            CATERING SERVICE

            The Catering Company will supply (1) in-flight meals in accordance with the menus of in-flight meals agreed with the Company from time to time, and in such quantity as the Company shall advise the Catering Company in advance; and (2) catering services for different flights of the Company (including normal, additional, chartered and temporary flights) originating or stopping at the domestic airports, mainly in northern China and the Xinjiang regions where the Catering Company provides catering services. The Combined Group will also obtain catering services and in-flight meals from other catering companies.

            TERM OF THE CATERING AGREEMENT

            The Catering Agreement is for a fixed term of three years from the date of the Catering Agreement.

            CONSIDERATION AND PAYMENT TERMS

            The parties have agreed, after arm's length negotiation, on the price of each type of in-flight meals and the service charges for each type of aircraft. The prices of in-flight meals and the service charges are not higher than the market rate of comparable in-flight meals and service charges. The Catering Company will issue an invoice listing out the quantity of in-flight meals supplied, the agreed unit price and the total price payable for each of the Company flight it provides service. The invoice shall be verified and signed by the captain flight attendant of that flight. At the end of each month, the Catering Company shall deliver to the Company for its verification all the invoices issued during that month. The Company will make payment to the Catering Company within 60 days of the receipt of the invoices.

            THE CAP

            There are no historical figures available for the Catering Agreement as it will only be entered into on 12 November, 2004. The Cap for the Catering Agreement is set at RMB220 million per year. As discussed above, the flight network of the Company will broaden following the Acquisition. The Cap for the Catering Agreement is therefore determined on the basis of the estimated number of passengers to be carried and the number of flights per year mainly under the enlarged flight network in northern China and the Xinjiang regions of the Company during the term of the Catering Agreement, the prices of the in-flight meals and the service charges of the catering services under the Catering Agreement.

            REASONS AND BENEFITS OF THE CATERING AGREEMENT

            The Company can secure in-flight meals and catering services at prices no higher than the market price for its flights originating or stopping at domestic airports mainly in northern China and the Xinjiang regions where the Catering Company provides catering services. The Company is not precluded from procuring in-flight meals and catering services from other catering companies where the terms and conditions are favourable.

      (c)   IMPLICATIONS UNDER THE LISTING RULES

            As each of CSAHC, Xinjiang Airlines, Northern Airlines and the Catering Company is a connected person of the Company under the Listing Rules, each of the Lease Agreements and Catering Agreement constitutes a discloseable and continuing connected transaction for the Company under the Listing Rules. The Board, including the independent non-executive Directors, considers the On-going Connected Transactions to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

            Pursuant to the Listing Rules, each percentage ratio (other than the profits ratio) for (i) the Lease Agreements, and (ii) the Catering Agreement is on an annual basis less than 2.5%. Therefore, each of
            (i) the Lease Agreements and (ii) the Catering Agreement falls under Rule 14A.34 and is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 and is exempt from the Independent Shareholders' approval requirements. The Company undertakes to comply with the rules in relation to annual review of continuing connected transactions set out in Rule 14A.37 to Rule 14A.41 of the Listing Rules.

            Pursuant to the relevant rules and regulations of the PRC, each of Lease Agreement 1, Lease Agreement 2, Lease Agreement 3 and Catering Agreement is conditional upon approval by the Independent Shareholders. In accordance with the relevant rules and regulations of Shanghai Stock Exchange, China Galaxy Securities Co., Limited has been appointed by the Company as the independent financial adviser in China to prepare an independent financial report in relation to each of Lease Agreement 1, Lease Agreement 2, Lease Agreement 3 and Catering Agreement which is required to be published in the newspaper in the PRC.

3.    FINANCIAL SERVICES AGREEMENT

      The first financial services agreement between the Company and the Finance Company was entered into on 22 May, 1997 for a term of three years. The Stock Exchange had, in a letter dated 24 April, 1998, granted the Company waiver from strict compliance with Chapter 14 under the then applicable Listing Rules in relation to, among other transactions, the first financial services agreement and the transactions contemplated thereunder. The first financial services agreement was extended in 2000 for six years to 22 May, 2006. The Stock Exchange is looking into the matter of whether the Company had complied with the requirements of the Listing Rules during the extended term of the first financial services agreement and the Company will publish further announcement in this respect. In order to comply with the new requirements under the Listing Rules, the Company and the Finance Company are now entering into the Financial Services Agreement so that the Finance Company could continue to provide deposit of money service and, subject to the execution of separate agreements with the Company and further compliance with the Listing Rules, other financial services to the Company. The Provision of Deposit Service constitutes a discloseable and non-exempt continuing connected transaction, and is conditional upon approval by the Independent Shareholders.

      DATE

      12 November, 2004

      PARTIES

      (a)   The Company.

      (b) The Finance Company, a subsidiary of CSAHC which is owned as to 42% by CSAHC, 32% by the Company and 26% in aggregate by five subsidiaries of the Company, namely 8% by Xiamen Airlines Company Limited, 8% by Southern Airlines Group Shantou Airlines Company Limited, 4% by Guangxi Airlines Company Limited, 4% by Zhuhai Airlines Company Limited and 2% by Guangzhou Nanland Air Catering Company Limited. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

      FINANCIAL SERVICES

      The Finance Company agrees to provide to the Company the following financial services:

      (1) Accept deposit of money from the Company at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain banks including Bank of Agriculture, Bank of Communications, China Construction Bank and Industrial and Commercial Bank of China.

      (2) Make loans to the Company subject to the entering into of separate loan agreements, which will set out the Cap, terms and conditions of the loans, upon application by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the Company must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Company).

      (3) Provide credit facilities, financial guarantees, credit references, and other financial services subject to the entering into of separate agreements, which will set out the Cap, terms and conditions of such services, upon request by the Company during the term of the Financial Services Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements.

      TERM OF THE FINANCIAL SERVICES AGREEMENT

      The Financial Services Agreement is for a fixed term of 3 years, commencing from the date of the agreement, and is renewable, subject to compliance with the requirements of the relevant Listing Rules by the Company, by an application in writing by the Company not less than 30 days before the end of the fixed term.

      CONSIDERATION AND PAYMENT TERMS

      The Company is not subject to any extra charges for depositing money with the Finance Company. For the other financial services provided by the Finance Company under the Financial Services Agreement, the Company is liable to pay the Finance Company the standard charging rates set by the PBOC. The PRC commercial banks also charge similar charging rates set by the PBOC.

      The Company will make payment for such interest, fees and commissions in accordance with the payment terms of the separate agreements for the provision of loans or other financial services as might be entered into between the Company and the Finance Company.

      THE CAP

      The Cap for the Provision of Deposit Service under the Financial Services Agreement is set at RMB1 billion per year, based on the past figures on deposit of money with the Finance Company, and on the estimated amount of money to be deposited with the Finance Company by the Company each year for the term of the Financial Services Agreement. The Company's deposit of money with the Finance Company was of the amount of RMB1,316,709,000, RMB877,449,000 and RMB346,357,000 as of 31 December, 2001, 31 December,
      2002 and 31 December, 2003 respectively. The Company believes that the demand for air transportation will continue to increase following the growth trend in the aviation transportation market, thus the Company expects that it will substantially increase its deposits with the Finance Company for the next three years, as compared to the year ended 31 December, 2003 when the business of the Company was badly affected by the outbreak of severe acute respiratory symptom. Taking into account the historical amount of the deposit of money with the Finance Company by the Company, the proposed Cap will sufficiently cover the proposed amount of deposit of money with the Finance Company by the Company.

      REASONS AND BENEFITS OF THE FINANCIAL SERVICES AGREEMENT

      The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, to CSAHC and its subsidiaries. The first financial services agreement between the Company and the Finance Company was entered into on 22 May, 1997. As the transactions under the first financial services agreement constituted connected transactions of the Company, details of which had been disclosed in the annual reports of the Company. In order to comply with the new requirements under the Listing Rules, the Company and the Finance Company are now entering into the Financial Services Agreement so that the Finance Company could continue to provide deposit of money service and, subject to the execution of separate agreements with the Company and further compliance with the Listing Rules, other financial services to the Company.

      The Company usually receives interest on its money deposited with the Finance Company at rates which are more favourable than the benchmark interest rates set by the PBOC, usually in the range between the benchmark interest rates set by the PBOC and the inter-bank offer rates of interest. This arrangement allows the Company to achieve a more efficient use of its current capital, since the Company can enjoy better interest rates on depositing its current capital with the Finance Company than the benchmark rates of interest set by PBOC that the PRC commercial banks can offer to the Company.

      Subject to the entering into of further separate agreements, the Company can borrow from the Finance Company at interest rates not higher than those set by the PBOC for similar loans. In addition, the Company is not precluded under the Financial Services Agreement to borrow money from other PRC commercial banks where the terms and conditions are favourable. The Company can also enjoy the convenience of other financial services at the rates of fees and commissions set by the PBOC, which are comparable to the rates charged by PRC commercial banks for similar services.

      IMPLICATIONS UNDER THE LISTING RULES

      As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Service constitutes a non-exempt continuing connected transaction under Rule 14A.35 of the Listing Rules and requires the Company to comply with the reporting and announcement requirement and the independent shareholders' approval requirement under Rule 14A.48 of the Listing Rules. The Board, including the independent non-executive Directors, believes that the terms of the Financial Services Agreement and the Provision of Deposit Service to be on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Listed Group and its shareholders as a whole.

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
     An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Financial Services Agreement and the Provision of Deposit Service. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Financial Services Agreement and the Provision of Deposit Service.

     CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Financial Services Agreement and the Provision of Deposit Service which will be conducted by poll.

     The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the provision of loan facilities and other financial services by the Finance Company.

4.   FURTHER INFORMATION

     A circular containing, amongst other things, details of the terms of the Sale and Purchase Agreement, the On-going Connected Transactions, the Financial Services Agreement, letters from the Independent Board Committee and from ICEA, further financial and other information of Northern Airlines Group and Xinjiang Airlines Group and a notice to shareholders of the Company convening an EGM to approve, amongst other things, the Sale and Purchase Agreement, the Financial Services Agreement, the Lease Agreements, the Catering Agreement, the resignation of a director of the Company and the election of a new director of the Company will be dispatched to the shareholders of the Company as soon as practicable.

     The register of members of the Company will be closed from 1 December, 2004 to 30 December, 2004 (both days inclusive).

5.   DEFINITIONS

     In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

     "Acquisition"             the acquisition of the Business and Assets by the
                               Company pursuant to the Sale and Purchase
                               Agreement and all transactions contemplated thereunder

     "Airline Operations"      the airlines and airlines-related operations

     "available seat           the number of seats made available for sale
     kilometres"               multiplied by the kilometres flown
       or "ASKs"

     "available tonne          the tonnes of capacity available for the
     kilometres"               transportation of revenue load (passengers and
       or "ATKs"               cargo) multiplied by the kilometres flown

     "Board"                   the board of Directors

     "Business and Assets"     certain Airline Operations, assets and properties
                               of Northern Airlines Group and Xinjiang Airlines
                               Group to be acquired by the Company from the Vendors pursuant to the Sale and Purchase
                               Agreement, including aircraft, engines, spare parts, aviation equipment and facilities, properties, office facilities, and other fixed, current and intangible assets

     "CAAC"                    Civil Aviation Administration of China

     "Cap" the maximum aggregate annual value for each of the continuing connected transactions under the Listing Rules

     "cargo yield"             revenue from cargo operations divided by cargo
                               tonne kilometres

     "Catering Agreement"      the catering agreement dated 12 November, 2004
                               between the Company and the Catering Company

     "Catering Company"        China Southern Airlines Group Air Catering
                               Company Limited, a company incorporated in the PRC with limited liability

     "Chesterton"              Chesterton Petty Limited, a chartered surveyor
                               and independent property valuer incorporated in Hong Kong

     "Combined Group"          the Listed Group together with the Airline
                               Operations of Northern Airlines Group and the
                               Airline Operations of Xinjiang Airlines Group

     "Company"                 China Southern Airlines Company Limited, a joint
                               stock company incorporated in the PRC with limited liability

     "CSAHC" China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

     "Debts" the debts and liabilities to be assumed by the Company from the Vendors pursuant to the Sale and Purchase Agreement

     "Directors"               directors of the Company

     "Effective Date"          the date when the Independent Shareholders
                               approve the Sale and Purchase Agreement and the Acquisition

     "EGM" an extraordinary general meeting of the Company to be held to approve, amongst other things, the Sale and Purchase Agreement, the Financial Services Agreement, the resignation of a director of the Company and the election of a new director of the Company

     "Finance Company"         Southern Airlines Group Finance Company Limited,
                               a company incorporated in the PRC with limited liability

     "Financial Services       the financial services agreement dated 12
     Agreement"                November, 2004 between the Company and the
                               Finance Company

     "ICEA" ICEA Capital Limited, a deemed licensed corporation carrying out regulated activity of Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management), which has been appointed as the independent financial adviser to the Independent Board Committee in respect of the Sale and Purchase Agreement, the Financial Services Agreement and the transactions contemplated thereunder

     "IFRS" International Financial Reporting Standards promulgated by the International Accounting Standards Board

     "ILFC" International Lease Finance Corporation, an independent third party which is not connected to the Company

     "Independent Board        the independent committee of the Board, the
     Committee"                members of which consist of Simon To, Peter Lok,
                               Wei Ming Hai, Wang Zhi and Sui Guang Jun, who are the independent non-executive Directors of the Company, formed to advise the Independent
                               Shareholders with respect to the Sale and Purchase Agreement, the Financial Services
                               Agreement and the transaction contemplated thereunder

     "Independent              shareholders of the Company other than CSAHC and
     Shareholders"             its associates

     "JPMorgan"                J.P. Morgan Securities (Asia Pacific) Limited,
                               which is licensed by the Securities and Futures
                               Commission for Types 1, 4, 6 and 7 regulated activities under the Securities and Futures
                               Ordinance, being the financial adviser to the Company in respect of the Acquisition

     "KPMG"                    KPMG, Certified Public Accountants registered in
                               Hong Kong

     "KPMG Huazhen"            KPMG Huazhen Certified Public Accountants
                               registered in the PRC

     "Latest Practicable       5 November, 2004, being the latest practicable
     Date"                     date prior to the printing for ascertaining
                               certain information contained herein

     "Lease Agreement 1"       the lease agreement dated 12 November, 2004
                               between the Company, CSAHC and Northern Airlines

     "Lease Agreement 2"       the lease agreement dated 12 November, 2004
                               between the Company, CSAHC and Xinjiang Airlines

     "Lease Agreement 3"       the lease agreement dated 12 November, 2004
                               between the Company and CSAHC

     "Lease Agreements"        Lease Agreement 1, Lease Agreement 2 and Lease
                               Agreement 3

     "Listing Rules"           the Rules Governing the Listing of Securities on
                               the Stock Exchange

     "Listed Group"            the Company and its existing subsidiaries

     "Northern Airlines"       China Northern Airlines Company, a company
                               incorporated in the PRC with limited liability

     "Northern Airlines        Northern Airlines and its subsidiaries
     Group"

     "On-going Connected       the Lease Agreements and the Catering Agreement
     Transactions"             which will be entered into between the Company
                               and connected persons of the Company within the meaning of the Listing Rules, which will constitute continuing connected transactions of the Company under the Listing Rules upon completion of the Acquisition, details of which are set out in section 2 of this announcement

     "overall load factor"     RTKs expressed as a percentage of ATKs

     "Parties"                 the Company and the Vendors

     "passenger load           RPKs expressed as a percentage of ASKs
     factor"

     "passenger yield"         revenue from passenger operations divided by RPKs

     "PBOC" the People's Bank of China, the central bank of the PRC

     "Provision of Deposit     the provision of deposit of money service by the
     Service"                  Finance Company to the Company pursuant to the
                               Financial Services Agreement

     "PRC" or "China"          the People's Republic of China (other than, for
                               the purpose of this circular only, Hong Kong, Macau and Taiwan)

     "revenue freight          the load of cargo in tonnes multiplied by the
     tonne kilometres"         kilometres flown
       or "RFTKs"

     "revenue passenger        the number of passengers carried multiplied by
     kilometres"               the kilometres flown
       or "RPKs"

     "revenue tonne            the load (passengers and cargo) in tonnes
     kilometres"               multiplied by the kilometres flown
       or "RTKs"

     "Sale and Purchase        the sale and purchase agreement dated 12
     Agreement"                November, 2004 between the Company, CSAHC,
                               Northern Airlines and Xinjiang Airlines pursuant to which the Company agreed to acquire and CSAHC, Northern Airlines and Xinjiang Airlines agreed to sell the Business and Assets

     "SASAC" State-owned Assets Supervision and Administration Commission of the State Council

     "Stock Exchange"          The Stock Exchange of Hong Kong Limited

     "Target Group"            Northern Airlines Group and Xinjiang Airlines
                               Group

     "tonne"                   a metric tonne, equivalent to 2,204.6 pounds

     "utilisation rates"       the actual number of flight and taxi hours per
                               aircraft per operating day

     "Vendors"                 CSAHC, Northern Airlines and Xinjiang Airlines

     "Xinjiang Airlines"       Xinjiang Airlines Company, a company incorporated
                               in the PRC with limited liability

     "Xinjiang Airlines        Xinjiang Airlines and its subsidiaries
     Group"

     "Zhong Qi Hua             the Valuation Report on the Transfer of Business
     Valuation Reports"        and Assets of Northern Airlines as of 31
                               December, 2003, (Zhongqihuapingbaozi (2004)
                               Report No. 149-1) and Valuation Report on the
                               Transfer of Business and Assets of Xinjiang
                               Airlines as of 31 December, 2003
                               (Zhongqihuapingbaozi (2004) Report No. 149-2), prepared by China Enterprise Appraisal Co., Ltd., independent qualified valuers jointly appointed by CSAHC and the Company, and approved by the SASAC on 14 October, 2004

                                                 By order of the Board
                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED
                                                     YAN ZHI QING
                                                       Director

Guangzhou, the People's Republic of China
12 November, 2004

As at the date of this announcement, the Directors of the Company are Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By /s/   Su Liang
                                            ------------------------------------
                                            Name: Su Liang
                                            Title: Company Secretary

Date: November 24, 2004